Exhibit 99.1

NOTICE OF REDEMPTION PRICE TO THE HOLDERS OF
RELX CAPITAL INC.
3.125% SENIOR NOTES DUE 2022
(CUSIP Nos: 758202AH8, 758202AK1 and U75759AA5)
Date: January 27, 2020

NOTICE IS HEREBY GIVEN that RELX Capital Inc., a Delaware corporation (the “Company”), has calculated the Redemption Price (as defined below) in connection with its redemption of all of its outstanding 3.125% Senior Notes due 2022 (the “Notes”) announced in its Notice of Full Redemption dated December 20, 2019, as follows:

The Notes will be redeemed on January 30, 2020 (the “Redemption Date”) at a redemption price (the “Redemption Price”) equal to $1,038.58 per $1,000 principal amount of Notes being redeemed on the Redemption Date, plus accrued and unpaid interest to, but not including, the Redemption Date.  Accrued and unpaid interest on the Notes to the Redemption Date will equal $9.11 per $1,000 principal amount of Notes.

On the Redemption Date, the Redemption Price will become due and payable upon each such Note to be redeemed.  Unless the Company defaults in making such redemption payment, interest on the Notes will cease to accrue on and after the Redemption Date.

The redemption of the Notes is being effected pursuant to the section “Optional Redemption” of the Notes and Article Eleven of the indenture, dated as of October 16, 2012, among the Company (formerly Reed Elsevier Capital Inc.), RELX PLC (formerly Reed Elsevier PLC and also successor to RELX NV), and The Bank of New York Mellon, as Trustee, Paying Agent, Transfer Agent and Securities Registrar, as amended and supplemented by the First Supplemental Indenture (collectively, the “Indenture”), pursuant to which the Notes were issued.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Indenture.

No representation is made as to the accuracy of the CUSIP numbers either as printed on the Notes or as set forth in this Notice of Redemption and reliance may be placed only on the other identification numbers printed on the Notes. The redemption of the Notes shall not be affected by any defect in or omission of such numbers.

Capitalized terms used herein and not defined shall have the meaning assigned to such term in the Indenture and the Notes, as applicable.

RELX CAPITAL INC.

January 27, 2020